Exhibit 99.1

For Immediate Release

SuperCom to Expand Market Share with $7 Million in New Contracts

Herzliya, Israel, June 10, 2015 – SuperCom (NASDAQ: SPCB), a leading provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, announced today that it has been selected to implement new contracts representing more than $7 million in size.

SuperCom will provide various core elements of its flexible electronic-ID solutions, with potential for additional follow-on orders in the future as is commonly realized with these types of solutions. SuperCom expects the majority of the revenue from the implementation of these contracts to be recognized within the next 2 quarters.

Arie Trabelsi, President and CEO of SuperCom, commented, “We believe that these new successes demonstrate SuperCom’s leadership in the e-ID segment and underscore our capabilities. These types of contracts represent the continuation of a mutually productive long-term relationship with our customers, and as the needs of our customers evolve, we expect additional orders in the future. We continue to see growth in demand for e-ID and M2M solutions globally.”

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced secure mobile payments ranging from mobile wallet to mobile POS using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’ website is http://www.supercom.com

Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President North America Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about contracts and bid wins, business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.